
Mail Stop 3561

March 5, 2018

Via E-mail
Mr. Alfred J. Small
Senior Vice President and Chief Financial Officer
Castle Brands, Inc.
122 East 42nd Street, Suite 5000
New York, NY 10168

> **Re:** **Castle Brands, Inc.**
> **Form 10-K for the Year Ended March 31, 2017**
> **Filed June 14, 2017**
> **File No. 001-32849**

Dear Mr. Small:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2017

Note 1 – Organization and Summary of Significant Accounting Policies, page 43

1.   We note that in fiscal 2017 you revised your March 31, 2016 balance sheet for an error in the historical carrying value of inventory which you believe was not material to any previously issued consolidated financial statements. However, we note that this $1.5 million overstatement of inventory appears quantitatively significant in comparison to the $0.2 million pre-tax loss of fiscal 2016 and $2.2 million pre-tax tax loss of fiscal 2015. In order to assist us in understanding your disclosure, please provide us with the following additional information:

   - tell us the specific nature of these errors, how long inventory balances were not accurately costed, when and how you discovered them.

- provide the impact of the error on fiscal 2016 and 2015 and your analysis regarding how you determined these errors were both quantitatively and qualitatively immaterial to previously reported periods including quarterly financial statements. Please refer to SAB Topics 1.M. and 1.N.

Note 11 – Provision for Income Taxes, page 53

2. We note your income tax rate reconciliation table showing the effective tax rate of (27%) in fiscal 2017, 567% in fiscal 2016 and 58% in fiscal 2015. However, you provide no discussion or insight in the footnotes or management's discussion and analysis into the specific factors or circumstances that caused the significant changes in your effective tax rate. Please provide the following:

- a discussion of the specific facts or circumstances that resulted in this significant change per ASC 740-10-50-14;

- explain in detail the line item "changes in valuation allowance" which include state NOL and deferred tax true ups; and

- discuss whether you separately disclosed each line item meeting the materiality thresholds in Rule 4-08(h) of Regulation S-X.

Note 12 – Stock Based Compensation, page 55

3. We note from page 57 that the expected term of your options is estimated based on the simplified method. Please tell us how you have considered the historical exercise data since your 2006 initial public offering in your application of the simplified method. Please explain the basis for continuing to use the simplified method and provide the specified disclosures per SAB Topic 14.D.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551- 3773, if you have any questions.

Sincerely,

/s/ Rufus Decker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining